AH
7-12-2005

04014421

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salman Partners (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SUITE 2230, 885 WEST GEORGIA STREET
(No. and Street)

VANCOUVER, B.C. (City) (State) V6C 3E8 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
IAN D. TODD 604-622-5276
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS ELLIS FOSTER LTD
(Name – *if individual, state last, first, middle name*)

1650 WEST 1st AVENUE, VANCOUVER B.C. V6J 1G1
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 15 2005
THOMSON FINANCIAL

RECD S.E.C.
DEC 30 2004
613

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/13/05

OATH OR AFFIRMATION

I, IAN DUNDAS TODD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SALMAN PARTNERS (USA) INC., as of OCTOBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

VICE PRESIDENT & CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRISTER & SOLICITOR

SALMAN PARTNERS (U.S.A.) INC.
Financial Statements
(U.S. Dollars)

October 31, 2004

Index

MOORE STEPHENS
ELLIS FOSTER LTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 737-8117 Facsimile: (604) 714-5916

AUDITORS' REPORT

To the Shareholder of

Salman Partners (U.S.A.) Inc.

We have audited the statement of financial condition of **Salman Partners (U.S.A.) Inc.** as at October 31, 2004, the statement of income, changes in financial condition, changes in stockholder's equity, and changes in subordinated debt for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2004 and the results of its operations, and changes in financial condition, for the year then ended in accordance with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 to 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements at October 31, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 19, 2003.

Moore Stephens Ellis Foster

Vancouver, BC, Canada
November 22, 2004

Chartered Accountants

SALMAN PARTNERS (U.S.A.) INC.

Statement of Financial Condition
October 31, 2004
(U.S. Dollars)

	2004	2003
ASSETS		
Cash	$ 2,032,586	$ 789,851
Accounts receivable	2,207	-
Due from clients	2,567,167	1,171,221
Due from broker and dealer	-	1,260,834
	$ 4,601,960	$ 3,221,906
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current		
Accounts payable and accrued liabilities	$ 74,209	$ 9,855
Due to clients	359,470	2,425,536
Due to broker and dealer	2,206,769	-
Income taxes payable	16,014	61,436
	2,656,462	2,496,827
Subordinated debt (note 4)	1,300,000	300,000
	3,956,462	2,796,827
Stockholder's equity		
Common stock (note 5)	150,000	150,000
Retained earnings	495,498	275,079
Total stockholder's equity	645,498	425,079
	$ 4,601,960	$ 3,221,906

Approved by the Directors: ______________________ ______________________

Director Director

SALMAN PARTNERS (U.S.A.) INC.

Statement of Income
Year Ended October 31, 2004
(U.S. Dollars)

	2004	2003
Income		
Commisssions (net)	$ 311,800	$ 215,726
Interest	13,997	3,517
Income from operations	325,797	219,243
Loss on currency translation	(13,688)	(93)
Income before income taxes	312,109	219,150
Income taxes	91,690	71,712
Net income for the year	$ 220,419	$ 147,438

SALMAN PARTNERS (U.S.A.) INC.

Statement of Changes in Financial Condition
October 31, 2004
(U.S. Dollars)

	2004	2003
Cash flows from operating activities		
Net income for the period	$ 220,419	$ 147,438
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Increase in amounts due from clients	(1,395,946)	(1,171,221)
Decrease (increase) in amounts due from broker and dealer	1,260,834	(1,260,834)
Increase in accounts receivable	(2,207)	-
(Decrease) increase in amounts due to clients	(2,066,066)	2,417,845
Increase in amounts due to broker and dealer	2,206,769	-
Increase in accounts payable and accrued liabilities	64,354	9,855
(Decrease) increase in income taxes payable	(45,422)	60,009
	242,375	203,092
Cash flows from financing activities		
Proceeds from issuance of subordinated debt	1,000,000	300,000
Net increase in cash	1,242,735	503,092
Cash position, beginning of year	789,851	286,759
Cash position, end of year	$ 2,032,586	$ 789,851

SALMAN PARTNERS (U.S.A.) INC.

Statement of Changes in Stockholder's Equity
October 31, 2004
(U.S. Dollars)

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at October 31, 2002	150,000	$ 150,000	$ 127,641	$ 277,641
2003 net income	-	-	147,438	147,438
Balance at October 31, 2003	150,000	150,000	275,079	425,079
2004 net income	-	-	220,419	220,419
Balance at October 31, 2004	150,000	$ 150,000	$ 495,498	$ 645,498

SALMAN PARTNERS (U.S.A.) INC.

Statement of Changes in Subordinated Debt
October 31, 2004
(U.S. Dollars)

Subordinated debt at October 31, 2002	$ -
Increases:	
Issuance of subordinated debt	300,000
Subordinated debt at October 31, 2003	300,000
Increases:	
Issuance of subordinated debt	1,000,000
Subordinated debt at October 31, 2004	$ 1,300,000

1. Nature of Operations

Salman Partners (U.S.A.) Inc. is a broker/dealer registered under the Securities Exchange Act of 1934 and incorporated under the laws of British Columbia, Canada on June 5, 1996.

Salman Partners (U.S.A.) Inc. is a registrant with the National Association of Securities Dealers, Inc. (the "NASD").

2. Significant Accounting Policies

(a) Foreign Exchange

Monetary assets and liabilities are translated into US dollars at the exchange rate in effect at year end. Revenues and expenses are translated throughout the year at the exchange rate prevailing at the date of receipt or payment. All exchange gains and losses are included in the determination of net income for the year.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(c) Marketable Securities Transactions

Marketable securities transactions and related revenues and expenses are recorded on a settlement date basis.

3. Financial Instruments

(a) Fair Value of Financial Assets and Liabilities

The Company's financial instruments consist of cash, amounts due from (to) clients, accounts receivable, amounts due from (to) broker and dealer, income tax payable, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(b) Credit Risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is managed by the Company's overall credit risk management framework, including monitoring credit exposures, obtaining collateral, and limiting transactions with specific counterparties.

Concentration of credit risk arises as a result of exposures to a single debtor, or to a group of debtors having similar characteristics, such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. The Company mitigates credit risk concentrations through the monitoring of changing counterparty and market conditions.

As at October 31, 2004 and 2003, management believes that counterparty concentrations are in the normal course of business and are not unusual.

(c) Market Risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk as a result of its dealing in equity securities and fixed income securities. The Company mitigates its market risk exposure through controls to limit concentration levels and capital usage within its accounts.

(U.S. Dollars)

4. Subordinated Debt

Debt under subordination agreements consist of the following:

		2004		2003
Note payable to the Parent with interest at 2.0% per annum and principal and interest payable at maturity on September 30, 2006.	$	300,000	$	300,000
Note payable to the Parent with interest at 1.0% per annum and principal and interest payable at maturity on April 30, 2007.		1,000,000		-
	$	1,300,000	$	300,000

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they are not to be repaid.

5. Common Stock

Authorized:

Unlimited number of Common shares without par value

Issued and outstanding:

			2004		2003
150,000	Common shares (2003: 150,000)	$	150,000	$	150,000

(U.S. Dollars)

6. Related Party Transactions

During 2004, the Company entered into the following transactions and maintained the following balances with related parties:

(a) At October 31, 2004, accounts payable and accrued liabilities of $74,209 (2003: $9,855) were payable to the Company's parent, Salman Partners Inc.

(b) At October 31, 2004, amounts due to broker and dealer of $2,206,769 were payable to the Company's parent, Salman Partners Inc. At October 31, 2003, amounts due from broker and dealer of $1,260,834 were receivable from the Company's parent, Salman Partners Inc.

(c) During the year ended October 31, 2004, the Company allocated approximately 90% of its gross commission revenue being $2,802,889 (2003: $2,268,242) to its parent, Salman Partners Inc. pursuant to a management agreement dated October 29, 2001.

7. Concentrations

For the year ended October 31, 2004, one customer, who accounted for more than 10% of the Company's commission income, accounted for approximately $128,000 of commissions earned in aggregate. At October 31, 2003, three customers, each of whom accounted for more than 10% of the Company's commission income, accounted for approximately $123,000 of commissions earned in aggregate.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital.

Salman Partners (U.S.A.) Inc. follows the primary (aggregate indebtedness) method under rule 15c3-1 and subject to the k(2)(i) exemption which requires it to maintain minimum net capital of the greater of $100,000 and one-fifteenth of aggregate indebtedness. The Company had net capital at October 31, 2004 of $1,843,348 (2003: $725,079) representing an excess of $1,666,251 (2003: $557,836) over the required minimum of $177,097 (2003: $167,243).

9. Change in Financial Statement Presentation

Certain 2003 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2004.

SCHEDULE 1
FOCUS REPORT - PART I I A
Computation of Net Capital

As of 10 / 31 / 04

Firm Name : SALMAN PARTNERS (U.S.A.) INC.

Firm ID : 43842

1	Total Ownership Equity (o /e)		$	645,498
2	Deduct o / e not allowable for net capital			
3	Total o / e qualified for net capital			645,498
4	Add:			
A	Allowable subordinated liabilities			1,300,000
B	Other deductions or credits			
	Description			
	NASD Rule 3020 (b) (2)			(60,668)
5	Total cap & allowable subloans			1,884,830
6	Deductions &/or charges			
A	Total non-allowable assets			(20,242)
B	Secured demand note deficiency			
C	Cap charges for spot & commodity futures			
D	Other deductions & / or charges			
7	Other additions & / or allowable credits			
	Description	Amount		
8	Net capital before haircuts			1,864,588
9	Haircuts on securities:			
A	Contractual commitments			(21,240)
B	Subordinated debt			
C	Trading and investment sec:			
	1 Exempted securities			
	2 Debt securities			
	3 Options			
	4 Other securities			
D	Undue concentration			
E	Other			
	Description	Amount		
10	Net Capital		$	1,843,348

SCHEDULE 1 (CONTINUED)
FOCUS REPORT - PART I I A
Computation of Net Capital

As of 10 / 31 / 04

Firm Name : SALMAN PARTNERS (U.S.A.) INC. **Firm ID : 43842**

11	Minimum net capital required (based on Aggregate Indebtedness)	$	177,097
12	Minimum Dollar Requirement		100,000
13	Net Cap reqmt (greater of line 11 or 12)		177,097
14	Excess Net Capital		1,666,251
15	Excess net cap @ 1000% (net cap - 10% of AI)		1,577,702

Computation of Aggregate Indebtedness

16	Total AI Liab from Statement of Financial Condition			2,656,462
17	Add:			
A	Drafts for immediate credit			
B	Mkt. val of sec borrowed where no equiv. value is paid or credited			
C	Other unrecorded amounts			
	Description	Amount		
19	Total Aggregate Indebtedness		$	2,656,462
20	Ratio of AI/NC			144%
21	Percentage of debt to debt equity			0%

SCHEDULE 2: Other Representations

As of 10 / 31 / 04

Firm Name: SALMAN PARTNERS (U.S.A.) INC. **Firm ID: 43842**

Schedule: Computation of determination of Reserve Requirements Pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at October 31, 2004.
Salman Partners (U.S.A.) Inc. is exempt from 15c3-3, due to the K(2)(i) exemption.
As a result, the schedule is not included as part of the annual audit report.

Schedule: Information Relating to the Possession or control Requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at October 31, 2004.
Salman Partners (U.S.A.) Inc. is exempt from 15c3-3, due to the K(2)(i) exemption.
As a result, the schedule is not included as part of the annual audit report.

Schedule: Report Describing Any Material Inadequacies Found to Exist Since the Date of the Last Audit

No material inadequacies noted during the year ended October 31, 2004

SCHEDULE 3: Reconciliation of Computation of Net Capital

As of 10 / 31 / 04

Firm Name: SALMAN PARTNERS (U.S.A.) INC. **Firm ID: 43842**

Net Capital per Firm (per Oct 31, 2004 Focus Report)		$	1,867,648
Add:	Adjustment to income taxes payable		92,710
	Adjustment to 6.A.1 additionals charges for customer accounts		41,482
Deduct:	Adjustments to NASD Rule 3020(b)(2)		(60,668)
	Adjustment to accounts payable and accrued liabilities		(74,209)
	Adjustment to 6.A. total non-allowable assets		(2,375)
	Adjustment to 9.A contractual commitments		(21,240)
Net Capital per audited Computation of Net Capital		$	1,843,348

The Board of Directors
Salman Partners (U.S.A.) Inc.
Vancouver, B.C.

In planning and performing our audit of the financial statements and accompanying information of Salman Partners (U.S.A.) Inc. (the "Company"), for the year ended October 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United

States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate for the year ended October 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marc Stephens Ellis Foster

Vancouver, B.C., Canada
November 22, 2004

Chartered Accountants